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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                         Goody's Family Clothing, Inc.
                         -----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                  382588 10 1
                                 --------------
                                 (CUSIP Number)

                             Martin Nussbaum, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
                     --------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 9, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]




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				SCHEDULE 13D

CUSIP NO. 382588 10 1

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Robert M. Goodfriend
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS							00
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			        [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION			     U.S.A.
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      NUMBER OF          7. SOLE VOTING POWER                    7,058,355
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                     11,250
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER               7,058,355
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                11,250
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                           7,069,605
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES						[ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		41.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON					         IN
-------------------------------------------------------------------------------

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                        AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the "SEC") on November 25, 1994, as previously amended by Amendment No. 1 filed with the SEC on January 9, 1995, Amendment No. 2 filed with the SEC on October 17, 1996, Amendment No. 3 filed with the SEC on December 9, 1996, Amendment No. 4 filed with the SEC on December 16, 1996 and Amendment No. 5 filed with the SEC on March 13, 1997 (collectively, the "Schedule 13D"), relates to Mr. Goodfriend's beneficial ownership of shares of the common stock, no par value per share, of Goody's Family Clothing, Inc. This Amendment No. 6 amends and supplements the
Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is hereby amended to include the following information:

                   On September 9, 1997, the Reporting Person sold an aggregate of 2,000,000 shares of Common Stock pursuant to an underwritten public offering (the "PO") for a purchase price of $32.25 per share (net of underwriting commissions). On September 15, 1997, the Reporting Person sold an additional 300,000 shares of Common Stock pursuant to the PO for a purchase price of $32.25 per share (net of underwriting commissions) upon the exercise of the over-allotment option granted to the underwriters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is hereby amended to include the following information:

                   As of the date hereof, the Reporting Person beneficially owns 7,069,605 shares of Common Stock, which represents approximately 41.9% of the outstanding shares of Common Stock. (According to the Company and its transfer agent, as of November 6, 1997 there were 16,545,508 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options held by the Reporting Person, was used.) Such 7,069,605 shares include 11,250 shares of Common Stock owned by the Reporting Person's spouse ("Mrs. Goodfriend"). Such 7,069,605 shares also include 320,000 shares of Common Stock issuable upon exercise of stock options granted under the Company's 1993 Stock Option Plan which are currently exercisable. Such 7,069,605 shares do not include 417,270 shares of Common Stock held in trust for the benefit of the Reporting Person's children. The Reporting Person has no voting or investment power with respect to these 417,270 shares of Common Stock and disclaims beneficial ownership of them. The Reporting Person has sole voting and dispositive power with respect to the 7,058,355 shares of Common Stock owned directly by him and shares voting and dispositive power with Mrs. Goodfriend with respect to the 11,250 shares of Common Stock she owns directly.



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                    Other than as set forth herein, the Reporting Person
           has not made any purchases or sales of securities of the Company during the sixty (60) days preceding the date of this
           Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Schedule 13D is hereby amended to include the following information:

                    In connection with the PO, on September 3, 1997, the Reporting Person entered into an Underwriting Agreement with The Robinson-Humphrey Company, Inc. and J.C. Bradford & Co., as representatives of the several underwriters named in
           Schedule I thereto. The Company and the other selling shareholders were also a party to this agreement. A copy of such Underwriting Agreement is attached hereto as an exhibit and is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           9. Underwriting Agreement, dated September 3, 1997, among The Robinson-Humphrey Company, Inc. and J.C. Bradford & Co., as representatives of the several underwriters named in
                    Schedule I thereto, Goody's Family Clothing, Inc. and the selling shareholders named in Schedule II thereto.



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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: November 28, 1997                             /s/ Robert M. Goodfriend
                                                     ------------------------
                                                     Robert M. Goodfriend


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                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE
-------                                                                 ----

9 Underwriting Agreement, dated September 3, 1997, among The Robinson-Humphrey Company, Inc. and J.C. Bradford & Co., as representatives of the several underwriters named in
        Schedule I thereto, Goody's Family Clothing, Inc. and the selling shareholders named in Schedule II thereto



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